UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 21)

The Gap, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

364760-10-8

(CUSIP Number)

Jane A. Spray Pisces, Inc. One Maritime Plaza, 14th Floor San Francisco, California 94111 (415) 288-0540	with copies to: Douglas D. Smith, Esq. Gibson, Dunn & Crutcher LLP 555 Mission Street San Francisco, California 94105 (415) 393-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 364760-10-8

1	Name of Reporting Person I.R.S. Identification No. of Above Person Fisher Core Holdings L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 364760-10-8

1	Name of Reporting Person I.R.S. Identification No. of Above Person Robert J. Fisher

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 30,678,689

	8	Shared Voting Power 11,153,690

	9	Sole Dispositive Power 36,047,506

	10	Shared Dispositive Power 11,153,690

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,817,683

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 12.0%

14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 364760-10-8

1	Name of Reporting Person I.R.S. Identification No. of Above Person William S. Fisher

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 47,655,129

	8	Shared Voting Power 12,140,607

	9	Sole Dispositive Power 40,255,129

	10	Shared Dispositive Power 12,140,607

11	Aggregate Amount Beneficially Owned by Each Reporting Person 64,012,223

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 16.0%

14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 364760-10-8

1	Name of Reporting Person I.R.S. Identification No. of Above Person John J. Fisher

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 37,368,023

	8	Shared Voting Power 9,336,042

	9	Sole Dispositive Power 50,199,206

	10	Shared Dispositive Power 9,336,042

11	Aggregate Amount Beneficially Owned by Each Reporting Person 61,920,552

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 15.5%

14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

The numbers shown on the preceding pages and in Item 5 below reflect multiple counting of certain shares since beneficial ownership of those shares is attributable to more than one Reporting Person by Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), as further described in Item 5 below.

Item 1.                                      Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to Common Stock, par value $0.05 per share (the “Common Stock”), of The Gap, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is: Two Folsom Street, San Francisco, CA 94105.

This Statement amends the items set forth below of the Schedule 13D filed by Fisher Core Holdings L.P., a Delaware limited partnership, Robert J. Fisher, William S. Fisher and John J. Fisher (each, with the trusts for which such individual is a trustee and partnerships or limited liability companies for which such individual is the beneficial owner with voting and dispositive control, a “Reporting Person” and, collectively, the “Reporting Persons”) with the Securities and Exchange Commission on August 6, 2004 and as amended to date (as amended, the “Schedule 13D”).

Item 2.                                      Identity and Background

a)  Robert J. Fisher, William S. Fisher and John J. Fisher are parties to a Limited Partnership Agreement (as amended, the “LP Agreement”), dated August 4, 2004, forming Fisher Core Holdings L.P. and are the partnership’s general partners.  The partnership was formed to establish a significant core holding of the Common Stock of the Issuer to enable the Fisher family to continue to have an ongoing voice in the management and direction of the Issuer. The LP Agreement provided that any decisions on voting and/or disposition of the shares of Common Stock of the Issuer held by Fisher Core Holdings L.P. required a majority vote of the general partners, subject to certain irrevocable proxies to vote certain shares of Common Stock.  See Item 6 for further discussion of the voting proxies.  Pursuant to the LP Agreement, Robert J. Fisher, William S. Fisher and John J. Fisher beneficially owned shares of Common Stock represented by partnership units held by all general partners and limited partners of Fisher Core Holdings L.P.  All references to the LP Agreement are qualified in their entirety by reference to the LP Agreement and amendments included as Exhibits 1, 4 and 5 of this Schedule 13D, each of which is incorporated by reference herein.

As general partners of Fisher Core Holdings L.P. and parties to the LP Agreement, Robert J. Fisher, William S. Fisher and John J. Fisher and Fisher Core Holdings L.P. may be deemed to have formed a “group” under Section 13(d)-5 of the Act with respect to their beneficial ownership of the shares of Common Stock of the Issuer.

b)  The address of the principal business office for each of the Reporting Persons is c/o Pisces, Inc., One Maritime Plaza, Suite 1400, San Francisco, CA 94111.

c)                                      (1)  Robert J. Fisher is a managing director of Pisces, Inc., which is a family management company, and a member of the Board of Directors of the Issuer, which is a global specialty retailer offering clothing, accessories, and personal care products for men, women, children, and babies under the Gap, Old Navy, Banana Republic, Athleta and Intermix brands.  The business address of Pisces, Inc. is One Maritime Plaza, Suite 1400, San Francisco, CA 94111.  The business address of the Issuer is Two Folsom Street, San Francisco, CA 94105.

(2)  John J. Fisher is executive vice chairman of Pisces, Inc., which is a family management company.  The business address of Pisces, Inc. is One Maritime Plaza, Suite 1400, San Francisco, CA 94111.

(3)  William S. Fisher is a managing director of Manzanita Capital Ltd., a private equity investment firm, and a member of the Board of Directors of the Issuer, which is a global specialty retailer offering clothing, accessories, and personal care products for men, women, children, and babies under the Gap, Old Navy, Banana Republic, Athleta and Intermix brands.  The business address of Manzanita Capital Ltd. is Victory House, 99-101 Regent Street, London W1B 4EZ.  The business address of the Issuer is Two Folsom Street, San Francisco, CA 94105.

(4)  Fisher Core Holdings L.P. is a Delaware limited partnership.

d) & e)  During the last five years, the Reporting Persons (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)  The following Reporting Persons are citizens of the United States:  Robert J. Fisher, William S. Fisher and John J. Fisher.  Fisher Core Holdings L.P. is a Delaware limited partnership.

Item 3.                                      Source and Amount of Funds or Other Consideration

The individual Reporting Persons are deemed to beneficially own certain shares of Common Stock of the Issuer as reflected in this Statement.  No consideration was used to acquire beneficial ownership of the shares of Common Stock of the Issuer by the FCH LLCs (as defined below).

Item 4.                                      Purpose of Transaction

This Statement is being filed to reflect the beneficial ownership of Common Stock of the Reporting Persons after giving effect to the transactions described below and the cessation of (i) Fisher Core Holdings L.P. as a Reporting Person and (ii) the agreement among its general partners to act collectively with respect to the shares of Common Stock held by Fisher Core Holdings L.P.

To facilitate the distribution of the Common Stock owned by Fisher Core Holdings L.P. to its partners to hold separately, the partnership contributed all of its shares of Common Stock, in three equal amounts, to three limited liability companies (each a “FCH LLC” and collectively, the “FCH LLCs”) of which the partnership was the sole member and its general partners were the initial managers.  On December 31, 2016, Fisher Core Holdings L.P.  distributed the FCH LLCs’ interests to its partners based upon their existing pro rata percentage interest in Fisher Core Holdings L.P., after which a general partner became the sole manager of each FCH LLC.  As a result of the transactions, one-third of the shares of Common Stock previously held by Fisher Core Holdings L.P. are now owned by each FCH LLC and beneficially owned by one of Robert J. Fisher, William S. Fisher or John J. Fisher, each as sole manager of a FCH LLC, with other FCH LLC non-manager members consisting of the same entities that were limited partners of Fisher Core Holdings L.P., each member holding an FCH LLC interest representing an interest in the same number of shares of Common Stock as represented by its respective interest in Fisher Core Holdings L.P. prior to the distribution.  Each FCH LLC manager has sole voting and dispositive control with respect to the securities owned by the FCH LLC of which he serves as manager, subject to an irrevocable proxy with respect to certain shares of Common Stock as described below.  Non-manager members of the FCH LLCs have no voting or dispositive control over any securities held by any FCH LLC.

Each FCH LLC granted an irrevocable voting proxy with respect to 3,600,000 shares owned by it to a limited liability company (the “proxyholders”) which previously held a voting proxy with respect to shares of Common Stock held by Fisher Core Holdings L.P.  Each proxyholder has the right to exercise on a sole basis all voting rights pertaining to 3,600,000 shares of Common Stock owned by a FCH LLC and any other voting securities issued in exchange for, or in respect of, such shares in connection with a stock split, dividend, recapitalization, reorganization or other transaction, for a total of 10,800,000 shares owned by the FCH LLCs subject to such irrevocable proxies.  See Item 6 for further discussion of the voting proxies.

As a result of these transactions, Fisher Core Holdings L.P. no longer owns any Common Stock, and there no longer exists an agreement with respect to the collective action of the general partners to vote, hold and/or dispose of shares of the Common Stock, terminating the group for purposes of Section 13(d) of the Act.  As a result, the Reporting Persons will no longer make amendments to this Statement and each reporting person who beneficially owns five percent or more of Common Stock will report his beneficial ownership separately.

The Reporting Persons review their respective investments in the Issuer on a continuing basis and may, at any time, consistent with the obligations of the Reporting Persons under the federal securities laws, determine to increase or decrease their respective ownership of shares of the Issuer’s Common Stock through purchases or sales of such Common Stock of the Issuer in the open market, in privately negotiated transactions or by gift or other transfers as circumstances dictate.  From time to time, the Reporting Persons have transferred shares to various entities controlled by them, disposed of certain shares to third parties by gift and sold shares of Issuer Common Stock in the open market and in privately negotiated transactions, and the Reporting Persons may do so in the future.  The review of their respective investments in the Issuer by the Reporting Persons will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, alternative investment opportunities, general economic conditions, money and stock market conditions, and any other facts and circumstances which may become known to the Reporting Persons regarding their respective investments in the Issuer.  At the time of filing this Statement, the Reporting Persons have no plans to sell or to purchase additional shares of Common Stock of the Issuer in the open market or in privately negotiated transactions but may engage in such transactions in the future.

At the time of the filing of this Statement, except as disclosed in this Statement, the Reporting Persons have no present plans or proposals in their capacity as stockholders which relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the board of directors or management of the Issuer or any of its subsidiaries, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (x) any action similar to any of those described above.  However, because Robert J. Fisher and William S. Fisher are members of the Board of Directors of the Issuer, the Reporting Persons may, from time to time, be involved in discussions which relate to one or more of the matters described in this Item 4.  Each of the Reporting Persons disclaims any obligation to report on any plans or proposals with respect to the matters described in this Item 4 that develop or occur as a result of any Reporting Person’s role as a director of the Issuer and participation in decisions regarding the Issuer’s actions.

Item 5.                                      Interest in Securities of the Issuer

a), b)   As of the date of this Statement, the Reporting Persons beneficially own, have the sole or shared power to vote, and have the sole or shared dispositive power over, respectively, the number of shares of Common Stock listed below, representing approximately the percentage of shares of Common Stock of the Issuer outstanding as of November 25, 2016 identified below.  As reported by the Issuer, there were approximately 398,881,367 shares of Common Stock outstanding as of November 25, 2016.

	Total Shares*	Percentage of Total Outstanding	Sole Voting Power	Sole Dispositive Power	Shared Voting Power*	Shared Dispositive Power*
Fisher Core Holdings L.P.(1)	0	0%	0	0	0	0
Robert J. Fisher(2)	47,817,683	12.0%	30,678,689	36,047,506	11,153,690	11,153,690
William S. Fisher(3)	64,012,223	16.0%	47,655,129	40,255,129	12,140,607	12,140,607
John J. Fisher(4)	61,920,552	15.5%	37,368,023	50,199,206	9,336,042	9,336,042

(1) As of the date of this Statement, Fisher Core Holdings L.P. holds no shares of Common Stock.

(2) Robert J. Fisher’s beneficial ownership includes (a) 14,019 shares to be issued upon settlement of stock units (and related dividend equivalent rights) which are subject to a three-year deferral period but would be issued immediately upon his resignation or retirement over which the Reporting Person has sole dispositive and voting power, (b) 7,697,909 shares beneficially owned through trusts* for other beneficiaries of which the Reporting Person is co-trustee with another Reporting Person and shares dispositive and voting power (including shares held by the trusts through a limited liability company), (c) 2,717,266 shares owned as community property with his spouse with shared dispositive and voting power, (d) 15,000 shares beneficially owned through Delaware limited partnerships over which the Reporting Person has sole dispositive and voting power, (e) 6,633,183 shares beneficially owned as trustee of a trust for his benefit over which the Reporting Person has sole dispositive and voting power, (f) 2,385,304 shares beneficially owned as trustee of trusts for his benefit over which the Reporting Person has sole dispositive power and John J. Fisher has proxies granting sole voting power**, (g) 616,487 shares for which the Reporting Person has a proxy granting him sole voting power**, (h) 738,515 shares beneficially owned as a trustee of a trust organized exclusively for charitable purposes over which the Reporting Person shares dispositive and voting power, and (i) 27,000,000 shares owned by one FCH LLC of which the Reporting Person is the sole manager with sole dispositive power over 27,000,000 shares, sole voting power over 23,400,000 shares and an irrevocable proxy granting a proxyholder sole voting power over 3,600,000 shares.  In addition to the shares identified in the table above, Robert J. Fisher’s spouse separately owns 124,277 shares over which Mr. Fisher has no dispositive or voting control.

(3) William S. Fisher’s beneficial ownership includes (a) 14,019 shares to be issued upon settlement of stock units (and related dividend equivalent rights) which are subject to a three-year deferral period but would be issued immediately upon his resignation or retirement over which the Reporting Person has sole dispositive and voting power, (b) 367,014 shares beneficially owned as trustee of a trust for his benefit over which the Reporting Person has sole dispositive and voting power, (c) 9,233,989 shares beneficially owned through trusts* for other beneficiaries of which the Reporting Person is co-trustee with another Reporting Person and shares dispositive and voting power (including shares held by the trusts through a limited liability company), (d) 380,098 shares beneficially owned as trustee of trusts for other beneficiaries over which the Reporting Person has sole dispositive and voting power, (e) 663,105 shares owned as community property with his spouse with shared dispositive and voting power, (f) 8,513 shares beneficially owned and held in a 401(k) account over which the Reporting Person has shared dispositive and voting power, (g) 15,000 shares beneficially owned through Delaware limited partnerships over which the Reporting Person has sole dispositive and voting power, (h) 11,862,511 shares beneficially owned as trustee of a trust for his benefit over which the Reporting Person has sole dispositive and voting power, (i) 616,487 shares beneficially owned as trustee of a trust for his benefit over which the Reporting Person has sole dispositive power and Robert

J. Fisher has a proxy granting sole voting power**, (j) 11,616,487 shares for which the Reporting Person has proxies granting sole voting power**, (k) 2,235,000 shares beneficially owned as a trustee of a trust organized exclusively for charitable purposes over which the Reporting Person shares dispositive and voting power, and (l) 27,000,000 shares owned by one FCH LLC of which the Reporting Person is the sole manager with sole dispositive power over 27,000,000 shares, sole voting power over 23,400,000 shares and an irrevocable proxy granting a proxyholder sole voting power over 3,600,000 shares.  In addition to the shares identified in the table above, William S. Fisher’s spouse separately owns 163,581 shares over which Mr. Fisher has no dispositive or voting control.

(4) John J. Fisher’s beneficial ownership includes (a) 442,014 shares beneficially owned as trustee of a trust for his benefit over which the Reporting Person has sole dispositive and voting power, (b) 3,581,500 shares beneficially owned as trustee of a trust for his benefit over which the Reporting Person has sole dispositive and voting power, (c) 9,336,042 shares beneficially owned through trusts* for other beneficiaries of which the Reporting Person is co-trustee with another Reporting Person and shares dispositive and voting power (including shares held by the trusts through a limited liability company), (d) 216,876 shares beneficially owned as trustee of trusts for other beneficiaries over which the Reporting Person has sole dispositive and voting power, (e) 20,000 shares beneficially owned through Delaware limited partnerships over which the Reporting Person has sole dispositive and voting power, (f) 7,322,329 shares beneficially owned as trustee of a trust for his benefit over which the Reporting Person has sole dispositive and voting power, (g) 11,616,487 shares beneficially owned as trustee of trusts for his benefit over which the Reporting Person has sole dispositive power and William S. Fisher has proxies granting sole voting power**, (h) 2,385,304 shares for which the Reporting Person has proxies granting sole voting power**, and (i) 27,000,000 shares owned by one FCH LLC of which the Reporting Person is the sole manager with sole dispositive power over 27,000,000 shares, sole voting power over 23,400,000 shares and an irrevocable proxy granting a proxyholder sole voting power over 3,600,000 shares.  In addition to the shares identified in the table above, John J. Fisher’s spouse separately owns 43,372 shares over which Mr. Fisher has no dispositive or voting control.

*  The 7,697,909 shares held by Robert J. Fisher as trustee of trusts in (2)(b) of Item 5 above, the 9,233,989 shares by William S. Fisher as trustee of trusts in (3)(c) of Item 5 above, and the 9,336,042 shares held by John J. Fisher as trustee of trusts in (4)(c) of Item 5 above actually represent an aggregate 13,133,970 shares of the Issuer’s outstanding Common Stock as a result of shared dispositive and voting power held by two of the Reporting Persons for each trust.

** The 2,385,304 shares held by Mr. Robert J. Fisher as trustee of trusts in (2)(f) of Item 5 above, the 616,487 shares for which Mr. Robert J. Fisher has sole voting power in (2)(g) of Item 5 above, the 616,487 shares held by Mr. William S. Fisher as trustee of a trust in (3)(i) of Item 5 above, the 11,616,487 shares for which Mr. William S. Fisher has sole voting power in (3)(j) of Item 5 above, the 11,616,487 shares held by Mr. John J. Fisher as trustee of trusts in (4)(g) of Item 5 above and the 2,385,304 shares for which Mr. John J. Fisher has sole voting power in (4)(h) of Item 5 above, actually represent an aggregate 14,618,278 shares of the Issuer’s outstanding Common Stock as a result of sole dispositive power held by one Reporting Person and sole voting power held by a different Reporting Person for each trust.

c)  Other than the transactions by Fisher Core Holdings L.P. described in Item 4 and the transactions set forth in Exhibit 99.1 hereto, the Reporting Persons have not effected any transactions involving shares of Common Stock of the Issuer during the past 60 days.

d)  Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain shares of the Issuer’s Common Stock that are beneficially owned by the Reporting Persons.  Specifically, but without limitation, members have no voting or dispositive power over the shares of Common Stock of the Issuer held by the FCH LLCs but have the right to receive distributions as determined solely by the applicable FCH LLC manager in respect of their member interests in the FCH LLCs.  As reflected in Item 5 above, the Reporting Persons also beneficially own shares held by partnerships or trusts established for the benefit of others.

e)  On December 31, 2016, Fisher Core Holdings, L.P. ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

Item 6.                                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As non-employee directors of the Issuer, Messrs. Robert and William Fisher are entitled to certain equity compensation arrangements generally applicable to the Issuer’s non-employee directors as disclosed in the Issuer’s Proxy Statements on Schedule 14A filed with the SEC.

Robert J. Fisher holds stock units and related dividend equivalent rights with respect to 14,019 shares of Common Stock and William S. Fisher holds stock units and related dividend equivalent rights for 14,019 shares of Common Stock, in each case awarded for service as a director of the Issuer, subject to stock unit agreements, the forms of which have been filed with the SEC by the Issuer.

Each FCH LLC granted an irrevocable voting proxy with respect to 3,600,000 shares owned by it to a proxyholder which previously held a voting proxy with respect to shares of Common Stock held by Fisher Core Holdings L.P. As Fisher Core Holdings L.P. no longer owns shares of Common Stock, each proxyholder has the right to exercise on a sole basis all voting rights pertaining to 3,600,000 shares of Common Stock owned by a FCH LLC, for a total of 10,800,000 shares subject to such irrevocable proxies.  The proxyholders are controlled by family members of the FCH LLC manager of the applicable FCH LLC and each acts solely and separately from the managers and the other proxyholders.  The irrevocable proxies terminate upon the earlier of the date the applicable FCH LLC no longer holds Common Stock and the date of termination and winding up of the respective proxyholder.

Pursuant to other irrevocable proxies, Mr. John J. Fisher has sole voting rights pertaining to 2,385,304 shares of Common Stock held by Mr. Robert J. Fisher through trusts, Mr. Robert J. Fisher has sole voting rights pertaining to 616,487 shares of Common Stock held by Mr. William S. Fisher through a trust and Mr. William S. Fisher has sole voting rights pertaining to 11,616,487 shares of Common Stock held by Mr. John J. Fisher through trusts.  Each irrevocable proxy terminates upon the date the applicable trust no longer owns equity securities of the Issuer.  The foregoing description is only a summary, and is qualified in its entirety by reference to the complete text of the irrevocable proxies, the form of which has been previously filed as Exhibit 7.

Item 7.                                      Material to be Filed as Exhibits

Exhibit 1 — Fisher Core Holdings L.P. Limited Partnership Agreement, dated August 4, 2004 (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed on August 6, 2004).

Exhibit 2 — Joint Filing Agreement by and among Robert J. Fisher, William S. Fisher, John J. Fisher and Fisher Core Holdings L.P., dated August 5, 2004 (incorporated by reference to Exhibit 2 to the Reporting Persons’ Schedule 13D filed on August 6, 2004).

Exhibit 3 — Power of Attorney, dated August 5, 2004 (incorporated by reference to Exhibit 3 to the Reporting Persons’ Schedule 13D filed on August 6, 2004).
Power of Attorney, dated December 15, 1998 (incorporated by reference to Exhibit 3 to the Reporting Persons’ Schedule 13D filed on August 6, 2004).

Exhibit 4 — Amendment to Limited Partnership Agreement of Fisher Core Holdings L.P., dated March 20, 2009 (incorporated by reference to Exhibit 12 to the Reporting Persons’ Schedule 13D/A filed on March 20, 2009).

Exhibit 5 — Amendment to Limited Partnership Agreement of Fisher Core Holdings L.P., dated May 30, 2013 (incorporated by reference to Exhibit 5 to the Reporting Persons’ Schedule 13D/A filed on June 7, 2013).

Exhibit 6 — Form of Irrevocable Proxy dated May 30, 2013 granted by Fisher Core Holdings L.P. (incorporated by reference to Exhibit 6 to the Reporting Persons’ Schedule 13D/A filed on June 7, 2013).

Exhibit 7 — Form of Irrevocable Proxy dated June 2016 granted by certain trusts (incorporated by reference to Exhibit 7 to the Reporting Persons’ Schedule 13D/A filed on June 10, 2016).

Exhibit 99.1 — Transactions involving shares of Common Stock of the Issuer during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	January 3, 2017	Fisher Core Holdings L.P.

/s/ Jane Spray*
For: Fisher Core Holdings L.P.

Dated:	January 3, 2017	By:	/s/ Jane Spray*
Robert J. Fisher

Dated:	January 3, 2017	By:	/s/ Jane Spray*
William S. Fisher

Dated:	January 3, 2017	By:	/s/ Jane Spray*
John J. Fisher

* This Schedule 13D/A was executed by Jane Spray as Attorney-in-Fact for Fisher Core Holdings L.P., Robert J. Fisher, William S. Fisher and John J. Fisher pursuant to the Powers of Attorney granted thereby as previously filed with the Reporting Persons’ Schedule 13D filed with the SEC on August 6, 2004.